UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 13)(1)


                             VINA CONCHA Y TORO S.A.
                         ------------------------------
                                (Name of Issuer)


                          Ordinary Shares, no par value
                         ------------------------------
                         (Title of Class of Securities)


                                   927191 10 6
                         ------------------------------
                                 (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which the
Schedule is filed.

                                Rule 13d-1(b) [ ]

                                Rule 13d-1(c) [ ]

                                Rule 13d-1(d) [X]


---------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 927191 10 6                 13G                  Page 2 of 7 Pages
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1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ALFONSO LARRAIN SANTA MARIA
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Chile
--------------------------------------------------------------------------------
        NUMBER OF             5.       SOLE VOTING POWER
         SHARES                                 44,863,357
      BENEFICIALLY            --------------------------------------------------
        OWNED BY              6.       SHARED VOTING POWER
          EACH                                  31,219,366
        REPORTING             --------------------------------------------------
         PERSON               7.       SOLE DISPOSITIVE POWER
          WITH                                  681,019
                              --------------------------------------------------
                              8.       SHARED DISPOSITIVE POWER
                                                75,401,704
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,082,723
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.58%
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12.  TYPE OF REPORTING PERSON

     IN
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CUSIP NO. 927191 10 6                 13G                  Page 3 of 7 Pages
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1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FUNDACION CULTURA NACIONAL
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Chile
--------------------------------------------------------------------------------
        NUMBER OF             5.       SOLE VOTING POWER
         SHARES                                 25,954,278
      BENEFICIALLY            --------------------------------------------------
        OWNED BY              6.       SHARED VOTING POWER
          EACH                                  0
        REPORTING             --------------------------------------------------
         PERSON               7.       SOLE DISPOSITIVE POWER
          WITH                                  25,954,278
                              --------------------------------------------------
                              8.       SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,954,278
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.61%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

ITEM 1.

         (a)      NAME OF ISSUER:

                  VINA CONCHA Y TORO S.A.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Casilla 213, Av. Nueva Tajamar 481,
                  Torre Norte, Piso 15,
                  Santiago, Chile

ITEM 2.

         (a)      NAME OF PERSONS FILING:

                  This statement is filed jointly pursuant to Rule 13d-1(k)(1) and Rule 13d-2(b) by Fundacion Cultura Nacional, a Chilean non-profit institution which primarily funds grade school religious education, and Mr. Alfonso Larrain Santa Maria, a Chilean citizen, in connection with their respective beneficial ownership of the common stock (the "Shares") of Vina Concha y Toro S.A. (the "Issuer"). Mr. Larrain is the Chairman of Fundacion Cultura Nacional and the Chairman of the Issuer.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Alfonso Larrain Santa Maria
                  c/o Vina Concha y Toro S.A.
                  Casilla 213, Av. Nueva Tajamar 481,
                  Torre Norte, Piso 15,
                  Santiago, Chile

                  Fundacion Cultura Nacional
                  Ahumada 254, office 201
                  Santiago, Chile

         (c)      CITIZENSHIP:

                  Republic of Chile

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock

         (e)      CUSIP NUMBER:

                  927191 10 6


                                Page 4 of 7 Pages

ITEM 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         N/A

ITEM 4.  OWNERSHIP:

         (a)      Amount Beneficially Owned:

                  Pursuant to the Rules promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), as of March 30, 2009, Mr. Larrain may be considered a "beneficial owner" of 76,082,723 Shares, including the following Shares held by members of his family and affiliated entities: 760,491 Shares held by his brother, Mr. Andres Larrain Santa Maria and 150,000 shares held by his brother in-law Carlos Saavedra (manager of the Company); and 25,954,278 Shares held by Fundacion Cultura Nacional.

                  Fundacion Cultura Nacional may be considered a "beneficial owner" of 25,954,278 Shares, all of which are held directly by it.

         (b)      Percent of Class:

                  As of March 30, 2009, the Shares as to which beneficial ownership is attributed to Mr. Larrain represent 10.58% of the Shares outstanding as of such date.

                  The Shares held directly by Fundacion Cultura Nacional represent 3.61% of the Shares outstanding as of March 30, 2009.

         (c) Number of Shares as to Which Such Person Has: Sole/Shared Power to Vote/Dispose:

                  As of March 30, 2009, Mr. Larrain has the sole power to vote or to direct the vote with respect to 44,863,357 of such Shares; has shared power to vote or to direct the vote with respect to 31,219,366 of such Shares; has sole power to dispose or to direct the disposition of 681,019 of such Shares; and has shared power to dispose or to direct the disposition of 75,401,704 of such Shares.

                  Fundacion Cultura Nacional has the sole power to vote or to direct the vote, and has the sole power to dispose or to direct the disposition of, all 25,954,278 Shares held directly by it.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

         Fundacion Cultura Nacional, as of March 30, 2009, has 3.61% of the Shares.

                                Page 5 of 7 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON:

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10. CERTIFICATION:

         N/A


                                Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       April 8, 2009


                                       /s/ ALFONSO LARRAIN SANTA MARIA
                                       -----------------------------------------
                                       ALFONSO LARRAIN SANTA MARIA


                                       /s/ FUNDACION CULTURA NACIONAL
                                       -----------------------------------------
                                       FUNDACION CULTURA NACIONAL




                                Page 7 of 7 Pages

                             Joint Filing Agreement


We, the undersigned, hereby agree that the Schedule 13G to which this Agreement is an Exhibit, which is being filed in connection with the securities of Vina Concha y Toro S.A., is being filed on behalf of us.

April 8, 2009

                                       /s/ ALFONSO LARRAIN SANTA MARIA
                                       -----------------------------------------
                                       ALFONSO LARRAIN SANTA MARIA


                                       /s/ FUNDACION CULTURA NACIONAL
                                       -----------------------------------------
                                       FUNDACION CULTURA NACIONAL